Mail Stop 4720   December 1, 2009

Mr. Frank Jakubaitis
Chairman and Chief Executive Officer
WECOSIGN, Inc.
3400 West MacArthur Boulevard, Suite 1
Santa Ana, California 92704

> **Re: WECOSIGN, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 4 filed November 23, 2009**
> **File No. 333-160570**

Dear Mr. Jakubaitis:

    We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary
Overview, page 1

> 1. We note your response to comment 3 and reissue the comment in part. As
>   previously requested, please explain in the document how your underwriters
>   take the events into account since neither the application nor the interview
>   process apparently request such information.

2. In addition, please expand the discussion to briefly state how identifying information such as social security numbers are used, including the specific databases searched.

Financial Statements

Notes To Financial Statements

Note 5 – Commitments and Contingencies, page F-12

3. Refer to your response to Comment 13. Your revised disclosure indicates that you reserve a reasonable estimate for <u>future</u> defaults, yet you also disclose that your accrual at August 31, 2009 relates to four tenants that have actually defaulted. Please revise your disclosure to remove reference to the accrual for <u>anticipated future</u> defaults in conformity with the guidance in FASB Accounting Standards Codification ("ASC") 450-20-25 (SFAS 5) and ASC 460-10 (FIN 45).   Otherwise, please explain to us how the accrual for anticipated future defaults complies with this guidance.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joseph M. Lucosky, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, New Jersey 07726